Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901
www.lundinmining.com

NEWS RELEASE

Lundin Mining to Release Fourth Quarter and Year End Audited
Financial Report Thursday February 26, 2009

Telephone Conference to be held on February 26 at 11:30 AM Eastern Standard Time (EST), 17:30 Central European Time (CET), 08:30 AM Pacific Standard Time (PST).

February 24, 2009 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that the report for the fourth quarter and the year end 2008 audited financial statements will be published February 26, 2009. The report will be published around 15:30 CET (09:30 EST, 06:30 PST) February 26, 2009.

The Company will hold a telephone conference with an interactive presentation at 17:30 CET (11:30 AM EST, 08:30 AM PST) February 26, 2009.

Please call in 10 minutes before the conference starts and stay on the line (an operator will be available to assist you).

PLEASE NOTE!! Confirmation Code to quote when dialing in: 2173489

Call-in number for the conference call (North America): +1 212 444 0413
Call-in number for the conference call (Europe): +46(0)8 5352 6407

To take part in the interactive presentation, please log on using this direct link:

http://www.livemeeting.com/cc/premconfeurope/join?id=2173489&role=attend&pw=pw4385

Or visit the website www.euvisioncast.com and login using the following:
Meeting ID: 2173489
Meeting Password: pw4385

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com after 06:30 PST (15:30 CET) on February 26, 2009.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until March 4, 2009.

Replay number in Europe is: +46 (0)8 5876 9441
North America: +1-718-354 1112
To access the recording, please enter access code: 2173489#

For further information, please contact:

Sophia Shane, Investor Relations, North America: +1-604-689 7842
Robert Eriksson, Investor Relations, Europe: +46-701-11 26 15